Contact

www.linkedin.com/in/tim-
richards-522285a4 (LinkedIn)
philosopherfoods.com/ (Company)

Top Skills

Regenerative Sourcing
Nutritional Analysis
Product Development

Tim Richards

CEO @ Philosopher Foods - Our Gut Nuts™ fermented snack nuts and sprouted almond butters are Regenerative Organic Certified® plant-based proteins that boost gut health. Buy on Thrive Market, Amazon Prime, or DTC.
Santa Cruz, California, United States

Summary

Philosopher Foods® exists to promote the flourishing of all Life through delicious, nutritious, ethical, and ecological food products from regenerative agriculture.

Our line of sprouted almond butters and Gut Nuts™ fermented snack nuts are Regenerative Organic Certified® and Glyphosate Residue Free certified plant-based proteins.

I founded Philosopher Foods as my way to tie together three of the dominant threads of my life: being a thinker, activist, and foodie.

As a philosophy major, I thought a lot about the world's problems, and more importantly how to solve them.

As an activist, I worked on ways to implement these solutions.

As a foodie, I had to re-learn how to optimally nourish myself to engender my holistic health, and then teach others to do the same by being a Certified Holistic Health Coach.

Know Thy Foods® is our motto because if you are what you eat, then knowing your food is knowing yourself.

I grew up on 18 years of the Standard American Diet, which was extremely detrimental to my mental, emotional, spiritual, and physical health.

Lacking knowledge of and connection to my food and how it was grown and processed caused me serious harm, which I'm still working to repair now.

I'm passionate about holistically educating people about their food so that they can thrive, and so can the rest of Life and the Earth.

I'm based in in the unceded territory of the Awaswas-speaking Uypi Tribe, presently known as Santa Cruz, California.

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Experience

Philosopher Foods
11 years 11 months

Founder, Owner, CEO, and Chief Philosopher
April 2013 - Present (11 years 11 months)
Santa Cruz, California, United States

Philosopher Foods® exists to promote the flourishing of all Life through delicious, nutritious, ethical, and ecological food and beverage products from regenerative agriculture.

Our line of craft nut butters and Gut Nuts™ fermented snack nuts are Regenerative Organic Certified® and Glyphosate Residue Free certified plant-based proteins.

Our motto is Know Thy Foods® because we know that knowing your food is knowing yourself. To be your best self, you need the best food.

Gut Nuts are the world's first fermented and dehydrated functional snack nuts, designed for gut health.

Savory (umami), sour, and salty flavors develop thanks to probiotic processes. Dehydrated for shelf-stability & crunchier texture than normal.

More nutritious, digestible, bioavailable, and craveable, with fewer anti-nutrients, toxins, sugars, allergens, and agricultural pollutants.

These are postbiotic snacks: "inanimate microorganisms and/ or their components that confer health benefits on the host.

Savory/umami and sour are two key flavors of the five basic tastes that aren't well-represented in the American palate, especially in snacks, which are dominated by sweet or salty.

Most Americans get umami from proteins like meat and cheese. The plant-based movement needs our naturally fermented umami protein!

Fermented almond health benefits:

Less sugar: 94% decrease

Less phytic acid and oxalic acid:
41% and 28% decrease

More B vitamins:

714% increase in Vitamin B1
119% increase in Vitamin B5
466% increase in Vitamin B9

More Phenols: 1,464% increase

More Flavonoids: 428% increase

More Phytochemicals: 179% increase

More Quinic Acids and
Quercetins: 49% increase

Founder, CEO, and Owner
April 2013 - Present (11 years 11 months)
Santa Cruz, California, United States

https://philosopherfoods.com/

Tuleyome
1 year

Campaign Coordinator
2011 - 2012 (1 year)
Davis, California, United States

Campaign Coordinator
2011 - 2012 (1 year)

Davis, California, United States

Thomas J. Watson Fellowship
Fellow
August 2010 - August 2011 (1 year 1 month)
Global

I am a 2010 graduate of Haverford College in the United States, where I majored in Philosophy and engaged in environmental activism. Between August 15, 2010 and August 15, 2011, I traveled the world on a Thomas J. Watson Fellowship, independently carrying out my self-designed yearlong project:

"Holistic Environmentalism: Community Approaches to Sustainability" in Australia, Germany, India, Italy, New Zealand, Portugal, Scotland, and Sweden.

"Ecovillages, Permaculture communities, and Transition Towns are three international grassroots movements attempting ecologically, economically, socially, and spiritually sustainable lifeways. I am traveling to five continents living in these three types of communities in order to study the theory and practice of sustainability in intentional and conventional communities across cultures. I intend to explore the ways in which human life can become more holistically sustainable with respect to environment, economy, society, and self."

In layman's terms, I lived in communities where people are trying to lead lives more connected to themselves, each other, and nature. I am interested in how and how well their visions of holistic sustainability translate into reality.

I was tired of being depressed about the global state of environmental affairs and political dereliction of duty, so I wanted to travel to places that are taking concrete (or strawbale!) action to holistically change the world. By doing so, I can counter any negativity that might come my way by pointing towards inspiring examples of solutions that exist and are being lived now.

This blog tracks the evolution of my yearlong journey and my thoughts along the way. https://sustainablephilosopher.wordpress.com/about/

The Wilderness Society
Climate Change Intern and Wilderness Policy Intern

2009 - 2010 (1 year)

Washington, District of Columbia, United States

Citizens for a Green Mount Airy

Executive Director

2007 - 2009 (2 years)

Mount Airy, Maryland, United States

Founded and directed a grassroots environmental organization in my hometown.

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Education

Haverford College

Bachelor's Degree, Philosophy · (2005 - 2010)

Danish Institute for Study Abroad

 · (August 2009 - December 2009)